July 11, 2024

Capital Research and Management Company

333 South Hope Street

Los Angeles, CA 90071

Re: Investment Letter – Tranche 1

Ladies and Gentlemen:

Capital Group Core Bond Completion Fund, a Delaware domestic statutory trust (the “Fund”), hereby offers to sell you, 10,000 shares each of its shares of beneficial interest, no par value (the “Shares”), at a price of $10.00 per share upon the following terms and conditions:

You agree to pay to the Fund the aggregate purchase price of $100,000.00 against delivery of a statement confirming the registration of the Shares in your name.

You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.

You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.

Very truly yours,

CAPITAL GROUP CORE BOND COMPLETION FUND

By /s/ Courtney R. Taylor

Courtney R. Taylor

Secretary

Confirmed and agreed to July 18, 2024

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By /s/ Donald H. Rolfe

Donald H. Rolfe

Secretary